SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Riot Blockchain, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

767292105
(CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(561) 307-2287
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Footnote 1
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Amendment No. 8 is being filed to amend Amendment No. 7 filed with the Securities and Exchange Commission on April 18, 2018.

CUSIP No. 767292105	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

200,154 shares of Common Stock (including 151,210 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 22,222 shares of Common Stock issuable upon exercise of the December 2017 Warrants)*

	8	SHARED VOTING POWER -0-
9

SOLE DISPOSITIVE POWER

200,154 shares of Common Stock (including 151,210 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 22,222 shares of Common Stock issuable upon exercise of the December 2017 Warrants)*

	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

200,154 shares of Common Stock (including 151,210 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock and 22,222 shares of Common Stock issuable upon exercise of the December 2017 Warrants)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%*
14	TYPE OF REPORTING PERSON IN

* This Amendment No. 8 reflects the Reporting Person's holdings as of February 13, 2018.

CUSIP No. 767292105	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 8, 2016, as amended, supplemented and restated from time to time (as amended, including, without limitation, pursuant to this Amendment No. 8, the "Schedule 13D") with respect to the shares of Common Stock, no par value per share (the "Common Stock"), of Riot Blockchain, Inc., a Nevada corporation (the "Issuer"). This Amendment No. 8 is being filed to amend Amendment No. 7 filed with the SEC on April 18, 2018. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 5(c) and 6 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Each of the transactions listed below are being restated to amend the price as follows:

11/20/2017	(262,293)	10.48
11/21/2017	(143,475)	12.85

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The first sentence in Item 6 of Amendment No. 7 of the Schedule 13D is hereby amended and restated as follows:

On March 15, 2017, the Issuer entered into separate securities purchase agreements (the "Note Purchase Agreements") pursuant to which it agreed to sell to the Reporting Person and a certain Hong Entity $1,750,000 of principal amount of promissory notes (the "Notes") and three year warrants (the "March 2017 Warrants") to purchase up to 700,000 shares of Common Stock.

CUSIP No. 767292105	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 19, 2018

/s/ Barry Honig
BARRY HONIG